

AGRIUM INC.
INSTRUMENT OF PROXY FOR THE ANNUAL GENERAL MEETING
OF SHAREHOLDERS TO BE HELD ON FRIDAY, MAY 11, 2012

The undersigned hereby appoints Frank W. Proto or, failing him, Michael M. Wilson, or instead of either of the foregoing, _____, as proxyholder of the undersigned, with full power of substitution, to attend, vote and act for and on behalf of the undersigned at the Annual General Meeting (the "**Meeting**") of the shareholders (the "**Shareholders**") of Agrium Inc. (the "**Corporation**") to be held on May 11, 2012 at 11:00 a.m. (Calgary time), and at any adjournment of the Meeting, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting, with authority to vote at the proxyholder's discretion except as otherwise specified below:

Without limiting the general powers hereby conferred, the undersigned hereby directs the proxyholder to vote the common shares represented by this proxy in the following manner:

1. Election of Directors

    (a) ❑ FOR all nominees listed below (except as marked to the contrary below).

    (b) ❑ WITHHOLD FROM VOTING for all nominees marked below.

    INSTRUCTION: To withhold from voting on any individual nominee, check the box beside the nominee's name in the list below:

	For	Withhold		For	Withhold		For	Withhold
Ralph S. Cunningham...	❑	❑	David J. Lesar	❑	❑	Frank W. Proto	❑	❑
Russell K. Girling........	❑	❑	John E. Lowe	❑	❑	Michael M. Wilson....	❑	❑
Susan A. Henry...........	❑	❑	A. Anne McLellan ...	❑	❑	Victor J. Zaleschuk....	❑	❑
Russell J. Horner	❑	❑	Derek G. Pannell......	❑	❑			

2. FOR ❑ or WITHHOLD FROM VOTING ❑ the appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation.

3. FOR ❑ or AGAINST ❑ a resolution to approve the Corporation's Advisory Vote on Executive Compensation.

THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF THE CORPORATION. THE COMMON SHARES REPRESENTED BY THIS PROXY WILL BE VOTED, WHERE THE SHAREHOLDER HAS GIVEN A CHOICE ABOVE, AS DIRECTED OR, IF NO DIRECTION IS GIVEN, <u>FOR</u> EACH OF THE ABOVE PROPOSALS. THE PERSON OR PERSONS APPOINTED UNDER THIS PROXY ARE CONFERRED WITH DISCRETIONARY AUTHORITY WITH RESPECT TO AMENDMENTS OR VARIATIONS OF THOSE MATTERS SPECIFIED IN THIS PROXY AND THE NOTICE OF MEETING AND WITH RESPECT TO ANY OTHER MATTERS WHICH MAY BE PROPERLY BROUGHT BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF. THIS FORM OF PROXY SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTICE OF MEETING AND MANAGEMENT PROXY CIRCULAR.

The undersigned hereby revokes any prior proxies.

DATED this _____ day of _____, 2012.

_____
Signature of Shareholder

_____
Name of Shareholder (Please Print)

NOTES:

1. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND ACT ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. THIS RIGHT MAY BE EXERCISED BY INSERTING SUCH OTHER PERSON'S NAME IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE AND STRIKING OUT THE OTHER NAMES OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, BY DELIVERING THE COMPLETED FORM OF PROXY TO THE CORPORATION AS INDICATED BELOW.

2. This form of proxy must be dated and executed by the Shareholder (using exactly the same name in which the shares are registered) or by his or her attorney authorized in writing or, if the Shareholder is a body corporate, by a duly authorized officer or attorney thereof. A copy of any such authorization should accompany this form of proxy. Persons signing as executors, administrators, trustees, etc. should so indicate. If this form of proxy is not dated, it will be deemed to bear the date on which it was mailed to the Shareholder by the Corporation.

3. In order for this form of proxy to be effective, it must be signed and deposited with Canadian Stock Transfer Company Inc., Attention Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, so that it arrives not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournment thereof or with the Chairman of the Meeting prior to the commencement of the Meeting or any adjournment thereof.